UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of November 2021

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated November 4, 2021, titled: “CNH Industrial reports solid third quarter performance. Consolidated revenues of $8.0 billion (up 23% compared to Q3 2020), net income of $329 million, adjusted diluted EPS of $0.36, and adjusted EBIT of Industrial Activities of $469 million (up $231 million or some 100%). Free cash flow of Industrial Activities negative $0.7 billion.”

Exhibit 99.2	CNH Industrial N.V. Third Quarter 2021 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

November 4, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	Press release, dated November 4, 2021, titled: “CNH Industrial reports solid third quarter performance. Consolidated revenues of $8.0 billion (up 23% compared to Q3 2020), net income of $329 million, adjusted diluted EPS of $0.36, and adjusted EBIT of Industrial Activities of $469 million (up $231 million or some 100%). Free cash flow of Industrial Activities negative $0.7 billion.”

Exhibit 99.2	CNH Industrial N.V. Third Quarter 2021 Results Review Presentation